Exhibit 8.1

SUBSIDIARIES OF INNOVIZ TECHNOLOGIES LTD.

Name of Subsidiary	Jurisdiction of Organization
Innoviz Technologies, Inc.	U.S. (Delaware)
Innoviz Technologies GmbH	Germany
Innoviz Technologies BY LLC	Belarus
Collective Growth Corporation	U.S. (Delaware)